                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of March 31, 1998

                        Nymox Pharmaceutical Corporation
                (Translation of registrant's name into English)

              9900 Cavendish Blvd., Saint Laurent, Canada, H4M 2V2
                    (Address of principal executive offices)

            [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F  [ X ]              Form 40-F _____


               [Indicate by check mark whether the registrant by
           furnishing the information contained in this Form is also
         thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes [ X ]                  No _____


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 15, 1998                              NYMOX PHARMACEUTICAL CORPORATION
                                                --------------------------------
                                                          (Registrant)



                                                BY: /s/ Roy Wolvin
                                                --------------------------------
                                                        Roy Wolvin

                      Consolidated Financial Statements of
                                  (Unaudited)


                        NYMOX PHARMACEUTICAL CORPORATION

            Three-month periods ended March 31, 1998, 1997 and 1996

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 1998, 1997 and 1996

FINANCIAL STATEMENTS

        Consolidated Balance Sheets...............................     1

        Consolidated Statements of Earnings.......................     2

        Consolidated Statements of Deficit........................     3

        Consolidated Statements of Changes in Financial Position..     4

        Notes to Consolidated Financial Statements................     5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 1998 and 1997, with comparative figures as at December 31, 1997 (in Canadian dollars)


                                       March 31,       March 31,       December 31,
                                         1998            1997              1997
                                      -----------     -----------      -----------
                                      (Unaudited)     (Unaudited)       (Audited)

ASSETS

Current assets:
    Cash...........................   $ 3,028,067     $   510,633      $   507,259
    Short-term investments.........             -         779,101        1,780,086
    Accrued interest...............             -          18,142            4,200
    Subscriptions receivable.......       723,600               -                -
    Research tax credits
        receivable.................       152,000         306,000          150,000
    Income taxes receivable........             -          17,014                -
    Other receivables..............        59,205          45,737           28,790
    Prepaid expenses...............             -           9,000                -

                                      -----------     -----------      -----------
                                        3,962,872       1,685,627        2,470,335
Advance to director................        56,000          56,000           56,000
Capital assets.....................     1,563,228       1,341,539        1,419,462
                                      -----------     -----------      -----------
                                      $ 5,582,100     $ 3,083,166      $ 3,945,797
                                      ===========     ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and
         accrued liabilities.......   $   149,392     $   369,507      $   292,330

Shareholders' equity:
     Capital stock................     17,997,746       9,318,941       13,852,632
     Capital stock subscription....             -               -          504,000
     Deficit.......................   (12,565,038)     (6,605,282)     (10,703,165)
                                      -----------     -----------      -----------
                                        5,432,708       2,713,659        3,653,467
                                      -----------     -----------      -----------
                                      $ 5,582,100     $ 3,083,166      $ 3,945,797
                                      ===========     ===========      ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Three-month periods ended March 31, 1998, 1997 and 1996
(in Canadian dollars)

                                               1998        1997         1996
                                               ----        ----         ----
Revenue:
       Interest......................    $   12,751   $   4,227   $   34,792
       Service fees..................         3,989           -            -
                                         ----------   ---------   ----------
                                             16,740         4,227     34,792

Expenses:
       Research and development......        625,197      582,915     285,257
       Less investment tax credits...         (2,000)     (66,000)    (21,000)
                                         -----------  ----------- -----------
                                             623,197      516,915     264,257
Marketing                                    989,133      459,580           -
       General and administrative....        139,297      118,275     134,166
       Depreciation and amortization.         42,120       38,532       4,202
       Interest and bank charges.....          1,866        3,497         650
                                         -----------  ----------- -----------
                                           1,795,613    1,136,799     403,275

Net loss.............................    $(1,778,873) $(1,132,572)  $(368,483)
                                         ===========  =========== ===========
Loss per share.......................    $     (0.10) $      (.06)  $    (.02)
                                         ===========  =========== ===========
Weighted average number of
       common shares outstanding.....     18,718,815   17,931,049  17,047,082
                                         ===========  =========== ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 1998, 1997 and 1996
(in Canadian dollars)

                                          1998           1997           1996
Deficit, beginning of period...   $(10,703,165)   $(5,472,710)   $(1,539,686)

Net loss.......................     (1,778,873)    (1,132,572)      (368,483)

Share issue costs..............        (83,000)             -              -
                                  ------------    -----------    -----------
Deficit, end of period.........   $(12,565,038)   $(6,605,282)   $(1,908,169)
                                  ============     ==========     ==========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position
(Unaudited)

Three-month periods ended March 31, 1998, 1997 and 1996
(in Canadian dollars)

                                                     1998              1997             1996
                                             ------------      ------------      -----------
Cash provided by (used in):

Operations:
     Net loss..............................  $ (1,778,873)     $ (1,132,572)     $  (368,483)
     Item not involving cash:
          Depreciation and amortization....        42,120            38,532            4,202
     Net change in non-cash operating
          working capital items............      (894,753)          (77,305)         (84,908)
                                             ------------      ------------      -----------
                                               (2,631,506)       (1,171,345)        (449,189)

Financing:
     Issuance of capital stock.............     4,145,114            16,250                -
     Subscription to capital stock.........      (504,000)                -                -
     Share issue costs.....................       (83,000)                -                -
                                             ------------      ------------       ----------
                                                3,558,114            16,250                -

Investment:
     Additions to capital assets...........      (185,886)          (62,098)         (77,169)

Increase (decrease) in cash and short-term
     investments...........................       740,722        (1,217,193)        (526,358)

Cash and short-term investments,
     beginning of period...................     2,287,345         2,506,927        2,167,574

                                             ------------      ------------       ----------
Cash and short-term investments,
     end of period.........................   $ 3,028,067       $ 1,289,734      $ 1,641,216
                                             ============      ============      ===========


See accompanying notes to unaudited consolidated financial statements.


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
NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 1998, 1997 and 1996
(in Canadian dollars)


        Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

        The Corporation is listed on the Montreal Exchange and on the NASDAQ Stock Market.

1.      Basis of presentation:

        (a)    Consolidation:

               The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

        (b)    Interim financial statements:

               The unaudited consolidated balance sheets as at March 31, 1998, 1997 and 1996 and the unaudited consolidated statements of earnings and deficit and changes in financial position for the three-month periods ended March 31, 1998, 1997 and 1996 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

2.      Canadian/U.S. Reporting Differences:

        (a)    Consolidated statements of earnings:

               The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                                        1998                    1997                    1996
                                                              --------------          --------------          --------------

Net loss, Canadian GAAP................................         $(1,778,873)            $(1,132,572)              $(368,483)

Adjustments:
        Amortization of patents........................             (14,713)                 (9,870)                 (6,128)
        Stock-based compensation
            - options granted to non-employees.........                   -                       -                 (94,000)
                                                              --------------          --------------          --------------

Net loss, U.S. GAAP....................................         $(1,793,586)            $(1,142,442)              $(468,611)
                                                             ===============          ==============          ==============

Loss per share, U.S. GAAP..............................              $(0.10)                 $(0.06)                 $(0.03)
                                                             ==============          ==============          ==============



NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 1998, 1997 and 1996
(in Canadian dollars)

2.      CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

        (b)    Consolidated shareholders' equity:

               The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                                            1998                1997              1996
                                                            ----                ----              ----
Shareholders' equity, Canadian GAAP...............    $5,432,708          $2,713,659        $2,114,472

Adjustments:
        (i)  Amortization of patents:
             Cumulative effect to beginning
             of the period........................      (180,139)           (130,606)           (8,454)
             Current period.......................       (14,713)             (9,870)           (6,128)
                                                        --------             -------            ------
                                                        (194,852)           (140,476)          (14,582)

       (ii)  Stock-based compensation:
             Cumulative effect to beginning
             of period............................      (742,000)           (592,000)                -
             Current period.......................             -                   -           (94,000)
                                                        --------            --------           -------
                                                        (742,000)           (592,000)          (94,000)
                                                        --------            --------           -------

             Increase in deficit..................      (936,852)           (732,476)         (108,582)
                                                        --------            --------          --------

Shareholders' equity, U.S. GAAP...................    $4,495,856          $1,981,183        $2,005,890
                                                      ==========          ==========        ==========


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